CID-B-03-115
October 17, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

03032989

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

Enclosed documents are as follows:

- The Successful Launch of Horizons-1
- Notice Regarding Purchase of The Company's Own Shares in The Market
- JSAT Announces Medium-Term Management Plan for the Period from Fiscal 2004 to Fiscal 2008

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Thank you for your attention and cooperation.

Yours faithfully,

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

10/31

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

8 2 5 1 1 1

September 24, 2003
JSAT Corporation

JSAT Announces Launch Schedule for Horizons-1

JSAT Corporation today announced the launch schedule for Horizons-1, a jointly owned communications satellite with U.S.-based PanAmSat Corporation (PAS), as outlined below. After Horizons-1 is launched into its 127°W orbital slot, JSAT will become the first Asian satellite operator with ownership of a satellite that covers North America.

With coverage extending from the U.S. East Coast to Hawaii, Horizons-1 will be used by JSAT to provide digital content distribution, VSAT*1 and other services throughout North America. JSAT will also be able to use Horizons-1 in tandem with its JCSAT-2A communications satellite, launched in March 2002, to provide network services that span North America, Japan, Asia and Oceania.

I. Scheduled launch time	October 1, 2003 Between 13:03 and 13:42 (Japan time)
II. Launch location	154°W on the Equator, in the international waters
III. Launch vehicle	Zenit-3SL (Sea Launch Company, LLC)
IV. Satellite specifications	(1) Satellite bus: Boeing-601 HP (Boeing Satellite Systems, Inc.) (2) Transponder output: Ku-band 108W (3) Transponders: Ku-band 36MHz x 24 (4) Coverage: North America, Hawaii (5) Orbital slot: 127°W

JSAT is posting a feature section on the launch of Horizons-1 on its website at http://www.jsat.net/en/, which will include a link to a live webcast of the launch and related information.

*1 VSAT (Very Small Aperture Terminals)—small transmission and reception terminals for two-way satellite-based communications.

October 1, 2003
JSAT Corporation

The Successful Launch of Horizons-1

JSAT Corporation is pleased to announce the successful launch of Horizons-1, a jointly owned communications satellite with U.S.-based PanAmSat Corporation. Horizons-1 lifted off at 01:03 pm on October 1 (Japan Time), from a launch platform at 154°W on the Equator, in the international waters. Horizons-1 was already separated from its Zenit-3SL launch vehicle. The Sea Launch Company, LLC of the U.S was the launch service contractor.

The first telemetry was received from Horizons-1 by a ground station in Italy, confirming that the satellite had reached its planned orbit.

Profile of Horizons-1

Orbital slot	127°W
Satellite specifications	(1) Satellite bus: Boeing-601 HP (2) Transponder output: Ku-band 108W (3) Transponders: Ku-band 36MHz x 24 (4) Coverage: North America, Hawaii
Satellite manufacturer and launch service contractor	Satellite manufacturer: Boeing Satellite Systems, Inc. Launch service contractor: Sea Launch Company, LLC

October 1, 2003
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1. Purchase Period: From September 1, 2003 to September 22, 2003
2. Total Number of Shares Purchased: 3,070 shares
3. Aggregate Amount of the Purchase: ¥1,402,797,000
4. Method of the purchases: Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 19th Ordinary General Meeting of Shareholders held June 26, 2003

- Class of Shares to Be Acquired: JSAT's common stock
- Total Number of Shares to Be Acquired: Up to 45,000 shares
- Aggregate Amount of Shares to Be Acquired: Up to ¥22.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2003 to September 22, 2003

- Total Number of Shares Purchased: 3,070 shares
- Aggregate Amount of the Purchase: ¥1,402,797,000

October 7, 2003
JSAT Corporation

JSAT Announces Medium-Term Management Plan for the Period from Fiscal 2004 to Fiscal 2008

JSAT Corporation today announced it has formulated its Medium-Term Management Plan for the period from fiscal 2004, ending March 31, 2005, to fiscal 2008, ending March 31, 2009. This coincides with the appointment in June 2003 of new president & CEO Kiyoshi Isozaki and the start of a new phase in the Company's development.

The period from JSAT's establishment to fiscal 1996, ended March 31, 1997, could be called the Company's first phase of development, while the period from fiscal 1997, ended March 31, 1998, to the current fiscal year—during which time the Company achieved a major expansion of its business—could be called its second phase of development. Concurrently with its move into a third phase of development, the Company assembled a Groupwide project team to formulate its new Medium-Term Management Plan, which will begin from fiscal 2004.

For the period during which the new Medium-Term Management Plan will run, JSAT has also unveiled a new corporate slogan and a new logo. Below is a summary of the objectives of the new Medium-Term Management Plan ("JSAT's Business Vision"), together with details of the new corporate slogan and the new logo.

1. JSAT's Business Vision

During its third phase of development, JSAT will cultivate its business in the following areas.

- "Satellite + Video Image" Solution Provider
  By exploiting satellites' unique advantages (multicasting, wide geographical coverage) and utilizing JSAT's know-how in the provision of broadcasting services (including video transmission) and telecommunications services, the Company will provide "satellite + video image" solutions and "broadcasting/telecommunications convergence" solutions.

- Support for Broadcasters/CATV Operators' Migration to Digital Formats
  Through the creation of JC-HITS and other services, the Company is aggressively pursuing business related to the broadcasting industry's migration to digital formats.

- Domestic + Global
  In addition to the domestic market, the Company will expand its global business by building alliances and providing value-added services. The Company will also reinforce its position as the top regional satellite operator in Asia in terms of its ability to attract customers and its market influence.

- Fixed Satellite Service (FSS) + Mobile/Ubiquitous Services
  In addition to its traditional FSS business, the Company will also develop services to meet the needs of customers in the area of mobile applications.

2. New Logo

JSAT

Creating Satellite Solutions

New Logo

JSAT's new logo combines earth and satellite motifs with design elements implying energy and movement, which represent the Company's position as a global entity. The meeting of the two differently colored orbits suggests the Company's ongoing development. The two satellites—each in its respective orbit—represent JSAT and its customers, communicating the idea that synchronicity enables JSAT to contribute to the growth of its customers' businesses and provide peace of mind and confidence. The colors used are similar to those in the "JSAT" corporate name logo, thereby promoting a consistent visual image.

New Corporate Slogan

The 21st century will bring profound changes to telecommunications and video transmission, underscored by the growth of broadband and mobile/ubiquitous services. Going forward, JSAT will continue to maximize its core competencies in "satellite + video image" solutions and "broadcasting/telecommunications convergence" solutions, thereby "creating satellite solutions" that respond to customer needs and contribute to the development of their businesses. By building on its satellite operation capabilities, JSAT will continue to explore new possibilities and seek out new value as an effective business partner and an internationally respected company.

Attached file: Medium-Term Management Plan

Medium-Term Management Plan

[from Fiscal 2004 to Fiscal 2008]

October, 2003

JSAT Corporation

Contents

1. JSAT's Current Position
2. JSAT's Business Vision
   —3rd Phase Growth Scenario
3. Fundamental Management Stance
4. Medium-Term Management Goals
5. New Corporate Slogan

FORWARD-LOOKING STATEMENTS

Statements about our expectations, strategies, objectives and targets contained in these presentation materials are forwarding-looking statements and are not historical facts. These forward-looking statements are based on management's assumptions, plans, expectations and judgments based on information currently available to management. The management targets included in these presentation materials are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of our business strategies. We may not be successful in implementing our business strategies, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of a wide range of possible reasons, including:

- demand for our services or the level of services used by our major customers may decline;
- one of satellites could fail or lose capacity;
- we may fail to successfully launch a satellite into proper orbit;
- our back-up satellite may not perform properly when needed;
- countries may fail to internationally coordinate orbital slots and communication frequencies;
- future changes in laws and regulations may limit our business and operations;
- our business may be negatively affected by developments in graphic and audio compression technology and digital telecommunication technology or by other technological advancements and innovations;
- the costs of our satellites may exceed our estimated expenditure as a result of satellite specifications changes, fluctuations in the currency exchange rates, or conditions in the insurance market;
- we may find it difficult or impossible to obtain financing to purchase satellite equipment and build facilities;
- fluctuations in interest rates and currency exchange rates may negatively affect our business;
- poor business results of our major customers may negatively affect our business with them;
- increasing competition in mainly Japan, Asia, Europe, and North American regions may negatively affect our results of operations; and
- various other factors, risks and uncertainties could negatively affect our businesses.

You should keep in mind that any forward-looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements.

JSAT's Business Development

- After a tough period early in its history, JSAT has achieved consecutive increases in revenue over the last eight fiscal periods and consecutive increases in operating income over the last six fiscal periods.
- JSAT has emerged as Asia's leading satellite communications operator, making its debut on the Tokyo Stock Exchange (TSE) First Section in 2000.


2000
Accumulated deficit is eliminated. Stock is listed on the TSE First Section. Company name is changed to JSAT Corporation.
2002
CS110 digital broadcasting services commence.
(billion ¥)
1999
Acquire 60%-ownership interests in N-STARa and N-STARb satellites (Ka band, Ku band).
1985
Japan Communications Satellite Company, Inc. (JCSAT), and Satellite Japan Corporation (SAJAC) are established.
1992
Analog CS broadcasts commence.
1993
Japan Satellite Systems Inc. (JSAT) is formed through the merger of JCSAT and SAJAC.
1996
Digital CS broadcasts commence.
1998
Commence services for SKY PerfecTV! using two satellites.
1989
JCSAT-1 satellite is launched. Services commence.
Revenues
Operating Income
After-tax Income
FY89 FY90 FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03(Projection)
1st Phase (Start-Up)
2nd Phase (Growth)
3rd Phase
Mainly targeted large-volume telecommunications users
Stagnant market before the advent of multichannel CS digital broadcasting
Growth propelled by the commencement of SKY PerfecTV! and the acquisition of interests in N-STARa and N-STARb Achieved listing on the TSE First Section
The new JSAT

* These financial data is based on Japanese GAAP.

JSAT's Core Competencies

JSAT

The Unique Characteristics of Satellites

- Multicasting (advantageous when there is a high number of users)
- Wide geographical coverage
- High-speed (broadband)
- Bandwidth assurance
- Disaster-resistant
- Business with long term contract

JSAT's Strengths

- Achievement of a high level of expertise in both broadcasting and telecommunications services
- Partnership with the NTT Group
- Alliances with major international operators, such as PanAmSat and SES Global
- Diverse customer base (centered on major video image providers)
- Know-how in building major media platforms
- Broad coverage area—nine satellites positioned in eight orbital slots
- Unrivalled experience in Asia in satellite procurement and operation

JSAT's Core Competencies

"Satellite + video image" solutions provider

"Broadcasting/telecommunications convergence" solutions provider

JSAT's Future Business Vision

JSAT

JSAT's Future Business Vision

- "Satellite + video image" solutions provider
- Support for broadcasting /CATV operators' conversion to digital formats
- Domestic + global
- Fixed satellite service (FSS) + mobile/ubiquitous services

JSAT's Path to the Future

JSAT's core competencies

"Satellite + video image" solutions provider

"Broadcasting/telecommunications convergence" solutions provider

Changes occurring in the external operating environment (opportunities)

- Broadcasting operators seeking to accelerate their switch to digital formats
- Shipments of digital television sets shift into full swing leading to the rapid spread of digital TV
- Video equipment goes high-resolution with advanced functions
- Video communications firmly take root
- Differentiation between Type I and Type II telecommunications carriers will be abolished

Changes occurring in the external operating environment (threats)

- Intensified competition with terrestrial networks
- Diversified broadcasting platforms

Current Businesses

- Centered on selling transponder capacity
- Focused on the domestic market
- Specialized in FSS (Fixed satellite service)

3rd Phase Strategies

- Between fiscal 2004 and fiscal 2006, JSAT will focus on implementing necessary changes and preparing for its future as a satellite solutions provider and global corporate entity, thereby positioning itself to achieve sharp growth in revenue and income in the years that follow.

2003 → Change / Preparation → 2006 → Expansion / Growth → 2008

Contribution to our customers' businesses

Present

- Centered on selling transponder capacity (solutions-related sales account for 10% of net sales)
- Pushing forward with DTH services (SKY PerfecTV!)
- Business largely domestic (Overseas sales account for 3% of net sales)
- Primarily provides FSS (Fixed satellite service)

Principals Strategies for Future Growth

Develop solutions business ("satellite + video image", "Broadcasting/telecommunications Convergence")

- Support broadcasters' migration to digital formats
- Expand global business
- Offer services for mobile applications

- Revamp and bolster sales activities
- Synergy creation—Group management
- Partnerships/ alliances

Future

- Solutions business firmly established (accounting for over 30% of net sales)
- Support for CATV operators'/broadcasters' conversion to digital technology (JC-HITS breaks even)
- No. 1 in Asia (Overseas sales account for over 15% of net sales)
- A provider of broadband mobile services

The Solutions-Based Business JSAT Aims to Build

As its core competencies, JSAT provides:

1. **"Satellite + video image" solutions**
2. **"Broadcasting/telecommunications convergence" solutions**

JSAT's solutions:

1. are based on a customized sales approach that contributes to its customers' businesses.
2. compete on the level of value added.
3. focus on selling full systems.
4. utilize group synergies and alliances.
5. are global and borderless.
6. seek out and develop new niche markets to maximize the competitive advantages offered by satellites.

Development of a Solutions-Based Business

JSAT

- JSAT will develop a solutions-based business utilizing its core competencies, aiming to increase the solutions-related sales accounting over 30% of net sales.
- Each Group company will form partnerships with appropriate vendors to provide one-stop sales.



JSAT Group and Partners
Facilities
Maintenance /operation
Sales
Efficiency through integration, thereby maximizing the benefits of full-service capabilities
JSAT Group
Partnering
SKY Perfect Communications
Systems Integrators/Vendors
NTT Group
Collaboratively develop hybrid satellite + terrestrial businesses
"Satellite + video image" solutions
"Broadcasting/telecommunications convergence" solutions
Niche market creation /development
Basic Service Lineup of the JSAT Group
·Video transmission
·IP multicasting services (platform)
·Video live link-up services
·Hybrid packages provided in cooperation with the NTT Group
End-to-end services /operation
Maintenance/operation outsourcing services
YSCC Teleport
Service providers
B2B2C, etc.
Corporations
Intracompany use, B2B, etc.
Government agencies
e-Japan, etc.
Licensed broadcasters
New business, etc.

YSCC: Yokohama Satellite Control Center

Development of Necessary Infrastructure for the Solutions Business

JSAT

- The JSAT Group's existing facilities will be integrated into YSCC. In the future, YSCC will become an important service hub for JSAT's outsourcing business (maintenance/operation services).
- To increase user convenience, JSAT will strengthen its satellite reception infrastructure.



Making YSCC a Business Center
·One-stop shop combine terrestrial and satellite communications circuits
·Realize rapid circuit set-up and customer service
R&D
·IPv6
·Next-generation high-speed VSAT
·Applications combining satellite and terrestrial technologies
·Mobile broadband satellite communications systems
Becoming a Solutions Provider
(move away from being a simple supplier of transponder capacity)
·Build a satellite reception infrastructure that takes advantage of JSAT's nine satellites positioned in eight orbital slots
·Increase the latent value of JSAT's in-house satellite infrastructure
·Build a backup system based on satellite linking
Strengthen Satellite Reception Infrastructure

YSCC: Yokohama Satellite Control Center

Supporting Broadcasters' Migration to Digital Formats

JSAT

■ To complement the broadcasting industry's move to digital formats, JSAT will provide "Satellite + video image" solutions. This will contribute to the expansion of multichannel broadcasting.



Present
Future
2003
Commencement of terrestrial digital TV services (Tokyo/Osaka/Nagoya)
2011
End of terrestrial analog TV services
Solution services for TV stations
• relay circuits for mountainous regions and offshore islands, etc.
2003
Start of digitization for CATV services
2010
Target date for the completion of CATV digitization
JC-HITS project
• Solutions supporting CATV operators' conversion to digital technology
• Support for CATV operators' move to multichannel services
2002
Commencement of CS110 services
SKY PerfecTV! 2
Shift to high-resolution
2000
Commencement of digital BS services
Shift to high-resolution / Solutions for advanced functionality
1996
Commencement of CS digital services
SKY PerfecTV!
Subscribers exceed 3.5 million
Shift to high-resolution

JC-HITS Project

JSAT

- This service will become an important future revenue source for JSAT
- After a thorough pre-launch phase, CATV operators are being signed up along with their respective subscribers for the new service
- Looking for early revenue contribution, followed by a single-year break-even and, thereafter, investment payback

Business Plan

Target number of CATV stations: 100 (fiscal 2005)

Target number of subscribers to the service: 1 million (fiscal 2007)

Single-year break-even target: Fiscal 2007

- Rapid acquisition of customer base (CATV stations)
- Rapid acquisition of subscriber base
- Secure attractive content (channels)
- System construction and operation
- Support CATV operators to develop value-added business

Expanding JSAT's Global Business

JSAT

- **To establish the No. 1 player with centripetal force and influence in Asia (Target composition of total revenues for FY 2008: over 15%)**

Expanding JSAT's Global Business

Build Alliances

- Alliances and joint sales with PanAmSat and SES Global
- Will consider sale of transponder capacity and joint satellite launches in the Pacific Ocean, Indian Ocean and Atlantic Ocean regions
- Will consider pooled ownership for new and replacement satellites to cut costs

Increase Sales within Existing Demand Base

- Sale of transponder capacity on Horizons-1
- Strengthen JSAT's international sales force and bolster sales channels Flexible pricing
- Aggressive marketing to Japanese companies for their US-based communications networks and US government-related business

Develop Regional Strategies

【Strategic Areas】
- Asia/Oceania
- North America
- China

【New Areas】
- Indian Ocean region
- Atlantic Ocean region

Provide Solutions and Value-Added Services

- Packaged solutions, including satellite and submarine cables
- End-to-end services

Develop Services for Mobile Applications

JSAT

- **Develop and offer value-added services that are only possible using satellite technology—mobile, land, marine and aerospace applications**
- **Revenue contributions from both the public and private sectors**

- Development and provision of broadband mobile services
  - Land-based applications in conjunction with NTT DoCoMo (provide mobile mission, establish capital tie-up)
  - Marine broadband (for commercial shipping)
  - Aerospace broadband (for aircraft)
- Develop government sector market
  - e-Japan
  - Digital-divide solutions



Satellite features:
Wide coverage, simultaneous transmission, large-capacity
Market trend
Expanding broadband demands
Markets expecting new demands
Land-based broadband
Aerospace broadband
Marine broadband
JSAT's actions
Application development
Strategic alliance
Strategic partners
Overseas satellite operators
NTT Group
Telecom equipment makers
Introduction of New services

Bolstering Sales Activities

- **Switch Sole Transponder Sales to Value-Added Customized Sales Approach**



Sale of Transponder Capacity /Independent Sales
Satellite + video image Broadcasting/ Telecommunications convergence solutions sales
Direct Sales
•Customized sales approach that contributes to the development of customers' businesses (win-win collaboration)
•Total solutions provider combining with partner products
•Use the combined strength of the JSAT Group to pursue integrated sales
Alliance Sales
• Sales in collaboration with the NTT Group
• Collaborations with trading firms and SkyPerfectTV
• Development of product packages, combining with partner
• Joint sales with such companies as PanAmSat and SES Global
Diversity and Expansion of Revenue Growth
Expanded Transponder Usage

Synergy Creation—Group Management

- **By integrating the functions of each Group company, JSAT aims to bolster efficiency and total solutions, which will in turn increase overall Group strength and create synergies.**

B2B

JSAT | SNET | NTTSC

Distinction between Type I and Type II telecommunications carriers will be abolished owing to a revision of the relevant law

Bolster Groupwide efficiency and gain maximum benefits from the combined strength of the JSAT Group

①Transforming YSCC into a teleport and network operations center

②Integrating maintenance/operation

③Efficient deployment of respective sales forces

B2B2C (B2C)

PPVJ → PPV service provision → JCC

Provide solutions and create synergy for CATV operators

Global

JII ↔ Alliance contact point ↔ PAS SES

PAS : PanAmSat
SES : SES GLOBAL

JII's sales channels in North America also function as a point of contact with overseas satellite operators. This contributes to the JSAT Group's alliance strategy and the expansion of its business domain

SNET: Satellite Network, Inc.
NTTSC: NTT Satellite Communications Inc.
PPVJ: Pay Per View Japan, Inc.
JCC: Japan CableCast Inc.
JII: JSAT International Inc.

Partnering and Alliances

■ **Through alliances and other agreements, JSAT will seek to expand its coverage area. JSAT will also focus on contributing to the development of its customers' businesses as a strategy to bolster its customer base.**

Partnering and Alliances

SPTV
- Expand the multichannel market
- Development and expansion of the PPVJ business
- Respond to needs in the areas of advanced functionality and high-resolution services

NTT Group
- Sales alliance
- Joint product (packaged solutions) development and provision
- Creation of joint task forces

PAS SES
- Horizons-1
- Jointly owned satellite
- Joint sales
- Complementary coverage areas

Trading Companies
- Sales alliance and Joint sales
- Global business expansion

Licensed Broadcasters
- Joint business development in the area of video solutions
- Diversification of video transmission services

System Integrators and Vendors
- Sales alliance
- Joint product development and provision

Manufacturers
- Joint R&D (STBs, lens antennae, etc.)

SPTV:SKY Perfect Communications PAS : PanAmSat SES : SES GLOBAL

Strengthening of Alliance with the NTT Group

■ **In relation to the NTT Group, as well as maintaining our current revenue base, JSAT will strive to create new synergies**

NTT Group
- NTT Communications
- NTT East
- NTT West
- NTT DoCoMo
- NTT Data
- NTT Satellite Communications

Creating New Synergies



NTT Group
Strength in mobile networks
Strength in fixed-line networks
Synergies
JSAT
Strength in satellite communications

- Sales alliance with the NTT Group
  - Corporations
  - Government agencies
  - Global
- Joint development of hybrid satellite and terrestrial infrastructure-based products
  - Video transmission services
  - IP-VPN
  - International service solutions
  - IP-related solutions for the CATV industry
  - Mobile applications
- Creation of joint task forces to promote business collaboration (with NTT Communications, NTT DoCoMo, etc.)

Satellite Fleet Plan

Present

- Following the launch of Horizons-1 (October 1, 2003), JSAT operates a fleet of nine satellites positioned in eight orbital slots (largest in Asia, includes one backup satellite)
- Extremely reliable operational record

→ Continue efforts to maintain and increase reliability



Horizons-1 (127W)
36,000km
JCSAT-4A (124E)
JCSAT-3 (128E)
JCSAT-2A (154E)
JCSAT-1B (150E)
JCSAT-110 (110E)
JCSAT-R (Backup)
N-STARa (132E)
N-STARb (136E)

Future

Procurement

- New Satellites
- Replacement Satellites

Creating & meeting new demand

Most advanced Satellite procurement know-how in Asia

Reduced satellite procurement costs assured profitability

New capacity
- New coverage areas
- Additional frequencies

New functions
- Mobile applications

Joint satellite procurement with other operators
- Reduced investment requirements
- Higher utilization → assure profitability

JCSAT-9
(Successor to N-STARa)
: Planned launch in late 2005

- S-band transponders for Use by NTT DoCoMo
- C-band transponders for expanded Asian coverage

Basic Management Policies

JSAT

- Customers — Contribute to customers' business development
- Shareholders — Increase corporate value
- Society — Contribution to society and international cooperation (ISO14001)
- Employees — Improved results mean greater incentives

Change in corporate culture

- Spirit of challenge, use imagination
- Increased motivation
- All employees share management's way of thinking

Management Foundations

- Strengthen Corporate Governance
- Build compliance system
- Strengthen risk management system
- Efficient management

Medium-Term Management Plan

Current fiscal year	Three years from present	Five years from present
FY 2003 (Forecast)	FY 2006 (Target)	FY 2008 (Target)
Revenues : ¥ 45.4 billion	Revenues : ¥ 54 billion	Revenues : ¥ 71 billion
EBITDA: ¥ 29 billion	EBITDA: ¥ 31 billion	EBITDA: ¥ 40 billion
ROE: 6.5%	ROE: Over 6.5%	ROE: Over 10%

* These figures are based on Japanese GAAP.

New Corporate Slogan and Logo

JSAT
Creating Satellite Solutions

JSAT will maximize its core competencies in providing

"Satellite + video image" solutions
"Broadcasting/telecommunications convergence" solutions

contributing to the development of its customers' businesses.

Satellite Distance Learning: e-Learning



Control signals
Video, voice and other signals
Control center
Participating institutions

Auction Business: Car Auctions



Transmission Station
Content distribution server
Transmission equipment
Auction members
Satellite receiver
¥OO
¥1 million
PC for submitting bids
Terrestrial line
Auction site

Content Distribution for Tabletop Terminals: "Plus-e" Service of JCM Inc.


JCM head office
Application server, etc.
Transmission equipment
PCs
Database servers
Terrestrial line (VPN)
Stores with Plus-e systems
Satellite receiver
Plus-e
Plus-e
Servers

Content Distribution for Retail Stores


Transmission Station
Head office
Terrestrial line
Internal communications
• Merchandise information (moving and still images)
• Special events schedules
• Weather forecasts, others
Customer communications
• Game promotions
• MMK terminals* (music, financial services, etc.)
• Plasma displays (advertisements, etc.)
Information for passers-by
• Advertisements and other content
PC
Ordering terminal
Linked to POS to make possible an efficient assumption-order-verification purchasing cycle that can lead to higher sales.
Multimedia POS terminal
Distribution of new product pictures and commercials, weather forecasts and many other types of useful information for viewing by customers.
Plasma display
Distribution of streaming videos, still images, text messages and other forms of content for viewing by customers.
MMK terminal
Makes possible sales of music and other digital content through MMK terminals.
"Glass vision" images on the front window
This service allows stores to attract more customers by turning storefront windows into advertisements.

* MMK terminal: Multi-Media Kiosk terminal